                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                  Epimmune Inc. (formerly Cytel Corporation)
                  ------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  29425Y 10 1
                                  -----------
                                (CUSIP Number)


                             Kanwar M. Singh, Esq.
                               Monsanto Company
                            c/o G. D. Searle & Co.
                             5200 Old Orchard Road
                            Skokie, Illinois 60077
                                (847) 581-6740
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 1, 1999
                                 ------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 6 Pages
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 29425Y 10 1                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      G.D. Searle & Co.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,726,748
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,726,748
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,726,748

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.23%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 29425Y 10 1                                    PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Monsanto Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,726,748
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,726,748
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,726,748

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.23%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 4 of 6 Pages

ITEM 1.   SECURITY AND ISSUER
          -------------------

This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $.01 per share (the "Shares"), of Epimmune Inc., a Delaware corporation, formerly known as Cytel Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 5820 Nancy Ridge Drive, San Diego, California 92121.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

Monsanto Company, a Delaware corporation ("Monsanto"), is filing this Amendment No. 2 to Schedule 13D on behalf of itself and G. D. Searle & Co., a Delaware corporation and wholly owned subsidiary of Monsanto ("Searle"), subject to the Joint Filing Agreement referred to in the next sentence. As required by Rule 13d-1(k)(1), Exhibit 1 to the Schedule 13D, filed on September 26, 1997, contains the Joint Filing Agreement entered into by each of the persons filing this Joint Disclosure Statement on Schedule 13D.

Searle develops, produces and markets prescription pharmaceuticals. The address of the principal business and principal office of Searle is 5200 Old Orchard Road, Skokie, IL 60077.

Monsanto and its subsidiaries are engaged in the worldwide manufacture and sale of agricultural products, nutrition and consumer products, pharmaceuticals and other products. The address of the principal business and principal office of Monsanto is 800 North Lindbergh Blvd., St. Louis, MO 63167.

During the past five years, neither Searle nor Monsanto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

Searle had previously purchased the following stock from the Issuer: 2,000,000 Shares for $5,000,000 on September 18, 1997; an additional 222,222 Shares for no additional consideration on December 4, 1997; and 659,898 shares of the Issuer's Series B Preferred Stock, which were convertible into 520,000 Shares, for $3,900,000 on February 27, 1998 (the "Series B Shares"). The funds used by Searle to purchase such shares were loaned to Searle by Monsanto pursuant to an intercompany arrangement. Monsanto obtained such funds pursuant to a short-term financing facility. The 2,222,222 Shares held by Searle were subject to a 1:7 reverse stock split that was effected on November 13, 1998, after which Searle held 317,460 Shares.

On July 1, 1999, Searle exercised an option to exchange the 659,898 Series B Shares held by it for 659,898 shares of the Series B-1 Preferred Stock of Epimmune Inc., formerly a wholly owned subsidiary of the Issuer ("Old Epimmune"). Immediately thereafter, Searle acquired 859,666 shares of the Issuer's Series S Preferred Stock, par value $.01 per share (the "Series S Shares"), and 549,622 shares of the Issuer's Series S-1 Preferred Stock, par value $.01 per share (the "Series S-1 Shares" and, together with the Series S Shares, the "Exchange Shares"). No funds were used to acquire the Exchange Shares. In the acquisition of the Exchange Shares, Searle exchanged all of the 1,032,149 shares of the Series B Preferred Stock of Old Epimmune held by Searle for all 859,666 Series S Shares and all of the 659,898 shares of the Series B-1 Preferred Stock of Old Epimmune held by Searle for all 549,622 Series S-1 Shares.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

On July 1, 1999, Searle entered into a Preferred Stock Exchange Agreement (the "Exchange Agreement") with the Issuer pursuant to which Searle acquired the Exchange Shares in exchange (the "Exchange") for all of the shares of Series B Preferred Stock and Series B-1 Preferred Stock of Old Epimmune. The purpose of the Exchange was to facilitate the merger of Old Epimmune with and into the Issuer (the "Merger"). The Merger was effected on July 1, 1999. Following the merger, the Issuer amended its Certificate of Incorporation to change its name to "Epimmune Inc."

Searle has acquired the Exchange Shares as part of a restructuring of its investment in a collaborative alliance with the Issuer to enhance the value of its technology in the cancer treatment area. In 1998, Searle was granted an exclusive, worldwide license (subject to limited exceptions) in Old Epimmune's intellectual property rights to make,

                                                               Page 5 of 6 Pages

have made, use and sell pharmaceutical products derived from the Issuer's cancer epitopes and use thereof in ex-vivo therapies. In addition to providing for Searle's investment in the Issuer made pursuant to the Exchange Agreement, Searle may, on an ongoing basis, evaluate various alternative courses of action including additional capital investments in the Issuer or the sale of all or a portion of its holdings in the Issuer in the open market or in privately negotiated transactions (subject to Rule 144 and its obligations under the Agreement described below).

The Exchange Agreement has been filed as Exhibit 1 hereto and the summary of portions thereof contained herein is qualified in its entirety by reference thereto or to the Certificate of Designations of the Series S and S-1 Preferred Stock of the Issuer (the "Certificate of Designations"). The Exchange Shares are convertible at the option of the holder into Shares at a conversion price that is initially equal to $7.0958 per Share, subject to certain conditions and subject to adjustment as provided in the Certificate of Designations. The Exchange Shares may be converted into Shares from time to time and at any time, but the Exchange Shares are entitled to vote at all times on an as-converted basis with the Shares as a single class (provided that the Exchange Shares shall be entitled to no vote to the extent that, when aggregated with all other shares of voting capital stock of the Issuer held by Searle or its affiliates, such Exchange Shares would entitle Searle and its affiliates to vote more than 19.9% of the outstanding common stock of the Issuer.

In connection with the Exchange, Searle also entered into an Investor Rights Agreement with the Issuer relating to the relative rights and obligations of Searle as a principal stockholder of the Issuer. On February 27, 1998, Searle and Old Epimmune entered into a License and Collaboration Agreement relating to the grant to Searle of the license, described above, of certain intellectual property rights of Old Epimmune. This license agreement was assumed by the Issuer in the Merger.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

Searle may be deemed to be the beneficial owner of 1,726,748 Shares, directly owned by it, or approximately 23.23% of the Shares outstanding, although Searle holds 859,666 of such Shares as Series S Shares and 549,622 of such Shares as Series S-1 Shares (which Series S and S-1 Shares are convertible into Shares and vote with the Shares as a single class). Searle has the sole power to vote and the sole power to dispose of such Shares.

Monsanto, as the sole stockholder of Searle, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the 1,726,748 Shares beneficially owned by Searle, or approximately 23.23% of the Shares outstanding.

The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the number of Shares outstanding as of July 1, 1999, as stated by the Issuer in the Exchange Agreement.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

The following have been filed as Exhibits to this Amendment No. 2 to Schedule
13D:

     1. Joint Filing Agreement (incorporated by reference to Exhibit 1 to Statement on Schedule 13D, filed by G.D. Searle & Co. and Monsanto Company on September 26, 1997)

     2. Preferred Stock Exchange Agreement, dated as of July 1, 1999, between Cytel Corporation and G. D. Searle & Co.

                                                               Page 6 of 6 Pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.


Dated:  July 8, 1999

                                    G. D. SEARLE & CO.


                                    By:/s/ Philip Needleman, M.D.
                                       --------------------------------
                                    Name:  Philip Needleman, M.D.
                                    Title: Co-President


                                    MONSANTO COMPANY


                                    By:/s/ Richard U. De Schutter
                                       --------------------------------
                                    Name:  Richard U. DeSchutter
                                    Title: Chief Administrative Officer